Exhibit 99.1

LEADING ADVISORY FIRMS, ISS AND GLASS LEWIS, RECOMMEND PROGRESSIVE WASTE SHAREHOLDERS VOTE
 FOR THE BUSINESS COMBINATION WITH WASTE CONNECTIONS, INC.

Toronto, Ontario – May 18, 2016 – Progressive Waste Solutions Ltd. (NYSE, TSX: BIN) (the "Company" or "Progressive Waste") announced today announced that Institutional Shareholder Services ("ISS") and Glass, Lewis & Co. ("Glass Lewis"), two leading independent proxy advisory firms, have recommended that the Company's shareholders vote FOR Progressive Waste's all-stock business combination transaction with Waste Connections, Inc. (the "Merger") at the Company's Annual and Special Meeting scheduled for 10:00 a.m. (Eastern time) on May 26, 2016. In addition, ISS and Glass Lewis recommend shareholders vote FOR the share consolidation and new incentive plan being proposed in connection with the Merger.

ISS notes in its report that "the attractive credit profile, combined with sector-leading conversion of EBITDA to free cash flow, is expected to provide a strong financial foundation and the ability to further enhance shareholder returns through additional growth opportunities and share repurchases."

Glass Lewis further highlights that "the deal also opens up opportunities for the combined company to immediately realize cost synergies in the SG&A category, with the potential to realize further synergies in the areas of operations and safety down the road."

We encourage all Progressive Waste shareholders to read the Company's information circular detailing the Merger which was mailed to shareholders of record as of April 15, 2016 and is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

The Board of Directors of Progressive Waste unanimously recommends that Progressive Waste shareholders vote FOR the Merger, the proposed share consolidation and the proposed new incentive plan, at the Annual and Special Meeting of Progressive Waste shareholders.

Progressive Waste shareholders are reminded to vote before the proxy cut‐off time at 10:00 a.m. (Eastern time) on Tuesday May 24, 2016.

If you require any assistance in completing your proxy, please contact our proxy solicitor, Kingsdale Shareholder Services by telephone at 1-888-518-1556 toll‐free in North America or call collect at 416‐867‐2272 outside of North America or by e‐mail at contactus@kingsdaleshareholder.com.

About Progressive Waste Solutions Ltd.
As one of North America's largest full-service waste management companies, we provide non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 14 U.S. states and the District of Columbia and six Canadian provinces.  We serve our customers with vertically integrated collection and disposal assets.  Progressive Waste Solutions Ltd.'s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions, visit our website at www.progressivewaste.com.
Further Information
Progressive Waste Solutions Ltd.
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
Tel:  (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com

Safe Harbor and Forward-looking Information

This presentation contains forward-looking statements (which include "forward-looking information" within the meaning of applicable Canadian securities laws), including those regarding the proposed business combination between Waste Connections, Inc. ("Waste Connections") and Progressive Waste. These forward-looking statements are not based on historical facts but instead reflect Progressive Waste's or Waste Connections' respective management's expectations, estimates or projections concerning future results or events. These forward-looking statements are often identified by the words "may," "might," "believes," "thinks," "anticipates," "plans," "expects," "intends" or similar expressions and include statements regarding (1) expectations regarding whether the transaction, including the merger, the issuance of the merger consideration and the proposed share consolidation of Progressive Waste, will be consummated, including whether conditions to the consummation of the transaction will be satisfied, or the timing for completing the transaction, (2) expectations for the effects of the transaction or the ability of the combined company to successfully achieve business objectives, including integrating the companies or the effects of unexpected costs, liabilities or delays, (3) the potential benefits and synergies of the transaction, including expected cost savings and tax benefits and (4) expectations for other economic, business, and/or competitive factors. Although Waste Connections and Progressive Waste believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the following: the ability to consummate the proposed transaction; the ability to obtain requisite regulatory and shareholder approvals and the satisfaction of other conditions to the consummation of the proposed transactions on the proposed terms and schedule; the ability of Waste Connections and Progressive Waste to successfully integrate their respective operations and employees and realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact of the announcement or consummation of the proposed transactions on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws and regulations and interpretations of laws and regulations; significant competition that Waste Connections and Progressive Waste face; compliance with extensive government regulation; and the diversion of management time on the proposed transactions.
 These forward-looking statements may be affected by risks and uncertainties in the business of Waste Connections and Progressive Waste and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Waste Connections and Progressive Waste with the U.S. Securities and Exchange Commission, as well as in Progressive Waste's filings with the Canadian securities regulators. Waste Connections and Progressive Waste wish to caution readers that certain important factors may have affected and could in the future affect their actual results and could cause their actual results for subsequent periods to differ materially from those expressed in any forward-looking statement made by or on behalf of Waste Connections or Progressive Waste. Neither Waste Connections nor Progressive Waste undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date hereof, except as may be specifically required by applicable securities laws.

Important Information and Where to Find It
In connection with the transactions referred to in this filing, Progressive Waste Solutions has filed a registration statement on Form F-4 with the SEC containing a proxy statement of Waste Connections that also constitutes a prospectus in the United States of Progressive Waste Solutions.  Progressive Waste Solutions and Waste Connections have mailed the proxy statement/prospectus to Waste Connections' stockholders.  This filing is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Progressive Waste Solutions or Waste Connections may file with the SEC and send to Progressive Waste Solutions' and/or Waste Connections' shareholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF PROGRESSIVE WASTE SOLUTIONS AND WASTE CONNECTIONS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the proxy statement/prospectus and the management information circular sent to Progressive Waste Solutions shareholders and other documents filed with the SEC by Progressive Waste Solutions or Waste Connections through the website maintained by the SEC at http://www.sec.gov and, in Progressive Waste Solutions' case, also on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. Progressive Waste Solutions shareholders may also obtain these documents, free of charge, from Progressive Waste Solutions' website at http://www.progressivewaste.com/ or upon request from the Vice-President, Investor Relations and Corporate Communications via phone: 905-532-7517 or email: investorrelations@progressivewaste.com.  Copies of the documents filed with the SEC by Waste Connections will be available free of charge on the Investor Relations page on Waste Connections' Web site at www.wasteconnections.com or by contacting Waste Connections' Investor Relations Department at (832) 442-2200.